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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-03605				October 31, 2011
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Northern Institutional Funds

4. Address of principal executive office (number, street, city, state, zip code):

50 S. LaSalle, Chicago, Illinois 60603

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

Management Statement Regarding Compliance

With Certain Provisions of the Investment Company Act of 1940

February 8, 2012

We, as members of management of The Northern Institutional Funds, comprised of Bond Portfolio, Core Bond Portfolio, Diversified Assets Portfolio, Equity Index Portfolio, Government Portfolio, Government Select Portfolio, Intermediate Bond Portfolio, International Equity Index Portfolio, International Equity Portfolio, Large Cap Equity Portfolio, Large Cap Growth Portfolio, Liquid Assets Portfolio, Municipal Portfolio, Prime Obligations Portfolio, Short Bond Portfolio, Small Company Index Portfolio, Tax-Exempt Portfolio, Treasury Portfolio, U.S. Government Securities Portfolio, and U.S. Treasury Index Portfolio (collectively, the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the Act). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 under the Act as of October 31, 2011 and from May 31, 2011 through October 31, 2011.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 under the Act as of October 31, 2 011 and from May 31, 2011 through October 31, 2011, with respect to securities reflected in the investment accounts of the Funds.

Northern Institutional Funds

By:

/s/ Lloyd A. Wennlund
Lloyd A. Wennlund
President, Northern Institutional Funds

/s/ Randal Rein
Randal Rein
Treasurer, Northern Institutional Funds

Ernst & Young LLP 155 North Wacker Drive Chicago, Illinois 60606-1787 Tel: (312) 879-2000 Fax: (312) 879-4000 www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Trustees of

The Northern Institutional Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Northern Institutional Funds (the “Funds”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of October 31, 2011. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2011 and with respect to agreement of security purchases and sales, for the period from May 31, 2011 (the date of our last examination), through October 31, 2011:

•

Confirmation of all securities and similar investments held by institutions in book entry form at the Federal Reserve Bank of Chicago and the Depository Trust Company without prior notice to management;

•	Confirmation or verification through alternative procedures of foreign securities and similar investments held by various foreign depositories and sub-custodians;

•	Confirmation or verification through alternative procedures of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees or transfer agents;

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian;

•	Confirmation or verification through alternative procedures of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Northern Trust Company records; and

•	Agreement of five security purchases and five security sales or maturities since our last report from the books and records of the Funds to broker confirmations or equivalent.

A member firm of Ernst & Young Global Limited

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Act as of October 31, 2011, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

February 8, 2012

A member firm of Ernst & Young Global Limited